Exhibit 99.1

Foresight Expands Global Reach Through Strategic Collaboration with Leading Chinese Stereo Solutions Manufacturer

Collaboration will offer affordable detection and 3D perception systems with exclusivity in India, South Korea, and other developing markets

Ness Ziona, Israel – November 10, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced its entry into a strategic commercial cooperation agreement with a leading Chinese manufacturer of artificial intelligence (AI)-based stereo vision solutions.

Pursuant to the agreement, Foresight will incorporate the manufacturer’s 3D perception systems into its product portfolio and tailor them for exclusive commercialization in India and South Korea, with plans to expand distribution into additional global markets.

The collaboration enhances Foresight’s product portfolio and offering for developing markets, initially targeting the advanced driver assistance systems (ADAS) aftermarket segment for commercial vehicles such as trucks and buses, while also enabling automotive-grade systems for passenger cars, logistics fleets, and additional mobility applications. The detection and perception systems integrate the manufacturer’s proprietary integrated circuit and stereo cameras, offering short- to medium-range baseline configurations designed to provide reliable perception capabilities at a competitive price. The collaboration will enable Foresight to expand its offering to Original Equipment Manufacturers (OEMs), providing a comprehensive range of robust safety and perception solutions across multiple automotive-grade perception systems at various performance tiers and price points.

A profit-sharing model between the parties has been established to ensure mutual benefit and long-term alignment of business interests. Initial sales are anticipated to be realized in 2026.

“We believe that this agreement strengthens our ability to serve regions where cost efficiency is critical to adoption of advanced perception systems,” said Oren Bar-On, Co-Chief Executive Office at Foresight Automotive Ltd. “By adding a complementary solution to our portfolio, we can reach new customers, accelerate deployment, and expand our footprint into high growth developing markets.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the nature and joint aims of the companies’ collaboration, including the potential for expanding commercialization into India, South Korea, and other global regions, the expectation that the collaboration will broaden the Company’s product portfolio and enhance its ability to serve developing markets, the Company’s intention to offer solutions for the ADAS aftermarket and OEM segments, the anticipated competitive advantages of the combined technologies, the establishment of a profit-sharing model with the Chinese manufacturer, and the expectation of initial sales in 2026. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654